UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 29) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. As of September 14, 2021, Fundrise Advisors, LLC, (our “Manager”) closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise West Coast Opportunistic REIT, LLC”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for the acquisition of property for development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 29), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

As of September 14, 2021, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of both December 31, 2023 and 2022, we had raised total gross offering proceeds of approximately $127.7 million from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 12,760,000 of our common shares.

Upon reopening of our Offering, if any, the per share purchase price will be adjusted every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$10.26	Form 1-U
March 31, 2022	$10.28	Form 1-U
June 30, 2022	$10.33	Form 1-U
September 30, 2022	$10.36	Form 1-U
December 31, 2022	$10.25	Form 1-U
March 31, 2023	$10.10	Form 1-U
June 30, 2023	$10.14	Form 1-U
September 30, 2023	$10.17	Form 1-U
December 30, 2023	$9.76	Form 1-U
March 29, 2024	$9.94	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

When calculated on a tax basis, distributions were made 100% from ordinary income for the year ended December 31, 2023.

Any distributions that we make directly impacts our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 8, Distributions, in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed; and (iv) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective October 1, 2022, to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2023 and 2022, approximately 4,926,000 and 3,552,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments and rental revenue from our investments in rental real estate properties. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2023 and 2022, we had total net income of approximately $4.1 million and $5.6 million, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2023 and 2022, we earned interest revenue of approximately $3.6 million and $6.2 million, respectively, from our real estate debt investments and investments in debt securities. The decrease in interest revenue is primarily attributable to payoffs of three of our real estate debt investments in the current period.

Rental Revenue

For the years ended December 31, 2023 and 2022, we earned rental revenue of approximately $434,000 and $475,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily attributable to higher vacancy rates at one of our rental real estate properties in the current period.

Dividend Income

For the years ended December 31, 2023 and 2022, we earned dividend income of approximately $485,000 and $0, respectively. The increase in dividend income is directly related to dividends earned on the investments in public equity securities that were purchased and sold within the year ended December 31, 2023.

Other Revenue

For the years ended December 31, 2023 and 2022, we earned other revenue of approximately $908,000 and $279,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the second half of 2022.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $768,000 and $864,000, respectively. The decrease in investment management fees is directly related to decreases in the quarterly NAV in the current period, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in NAV is attributable to the decline in fair value of our real estate investments in the current period.

General and Administrative Expenses

For the years ended December 31, 2023 and 2022, we incurred general and administrative expenses of approximately $470,000 and $579,000, respectively, which includes audit and tax fees, legal fees, and other costs associated with operating our business. The decrease in the amount of general and administrative expenses is primarily due to a decrease in legal fees in the current period. Higher legal fees in the prior period were primarily associated with the PB Colfax Villas Senior Loan debt restructuring. See Note 6, Real Estate Debt Investments for further information.

Property Operating and Maintenance

For the years ended December 31, 2023 and 2022, we incurred property operating and maintenance expense of approximately $388,000 and $357,000, respectively. The increase in property operating and maintenance is primarily attributable to operating more rental real estate properties, as three properties were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Depreciation and Amortization

For the years ended December 31, 2023 and 2022, we incurred depreciation and amortization expense of approximately $193,000 and $85,000, respectively. The increase in depreciation and amortization expense is primarily attributable to reclassifying three properties from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Other Income (Expenses)

Equity in Earnings

For the years ended December 31, 2023 and 2022, we had equity in earnings of approximately $303,000 and $111,000 from our equity method investments, respectively. The increase in equity in earnings is attributable to an increase in earnings from our investment in National Lending, LLC (“National Lending”), due to increased performance and profitability of National Lending. See Note 10, Related Party Arrangements for further information regarding National Lending.

Interest Expense

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $93,000 and $43,000. The increase in interest expense is attributable to a mortgage loan that we entered into related to one of our rental real estate properties in the prior period.

Interest Expense – Related Party

For the years ended December 31, 2023 and 2022, we incurred related party interest expense of approximately $0 and $63,000. The decrease in related party interest expense is attributable to three related party notes payable that we entered into, and subsequently repaid, in the prior period.

Gain on Sale of Investments in Public Equity Securities

For the years ended December 31, 2023 and 2022, we recognized gain on the sale of investments in public equity securities of approximately $242,000 and $0, respectively. The increase in the gain on sale is attributable to the investments in public equity securities that were purchased and sold during the year ended December 31, 2023.

Gain on Sale of Investments in Debt Securities

For the years ended December 31, 2023 and 2022, we recognized gain on the sale of investments in debt securities of approximately $8,000 and $0, respectively. The increase in the gain on sale is attributable to investments in debt securities that were purchased and sold during the year ended December 31, 2023.

Credit Recoveries

For the years ended December 31, 2023 and 2022, we recognized credit recoveries of approximately $0 and $487,000, respectively. Credit recoveries during the year ended December 31, 2022 relate to the impairment of the PB Colfax Villas debt investment and subsequent foreclosure of the PB Colfax Villas Property on April 28, 2022. See Note 6, Real Estate Debt Investments for further information.

Our Investments

During the years ended December 31, 2023 and 2022, we had the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
PB Colfax Villas Senior Loan* (6)	Los Angeles, CA	Land	04/06/2018	10.9%	04/06/2020	$8,120,000	77.0%	85.0%	Initial	Update
Vermont NH Property Senior Loan* (9)	Los Angeles, CA	Multifamily	12/02/2019	9.5%	12/02/2021	$6,400,000	80.0%	--	Initial	Update
NexMetro Canyon Mezzanine Loan* (7)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/24/2023	$15,490,000	--	79.0%	Initial	Update
NexMetro Magnolia Mezzanine Loan* (8)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	09/29/2023	$11,145,000	--	80.0%	Initial	Update
PHB Senior Loan* (10)	Escondido, CA	Land	06/30/2021	9.5%	06/30/2022	$33,500,000	71.0%	--	Initial	Update

* Acquisition was reviewed and approved by an independent representative (“Independent Representative”) prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected annual interest rate on each debt investment. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each debt investment and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the debt investment, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	In April 2020 and September 2020, the borrower of the PB Colfax Villas Senior Loan was issued notices of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. The loan is secured by the underlying real property. As of December 31, 2020, the loan was deemed impaired. On January 26, 2021, notice was sent that the Company would start the process of a trustee’s sale for the underlying property. Subsequently, the borrower filed for bankruptcy and the Company filed a lawsuit against the guarantors of the loan on April 2, 2021. The Company was ultimately granted a judgement against the guarantors, and on April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and received title to the PB Colfax Villas Property for settlement of the defaulted loan on April 28, 2022. See Note 6, Real Estate Debt Investments for further information.

(7)	On July 22, 2021, the Company executed an amendment to the Canyon Mezzanine Loan, increasing our total commitment to approximately $15.5 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Canyon Mezzanine Loan is 80.9%. On July 31, 2023, the NexMetro Canyon Mezzanine Loan was paid off and is no longer outstanding.

(8)	On July 22, 2021, the Company executed an amendment to the Magnolia Mezzanine Loan, increasing our total commitment to approximately $11.1 million. The remaining commitment amount will be funded in draws. The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised LTC ratio of the Magnolia Mezzanine Loan is 81.2%. On July 31, 2023, the NexMetro Magnolia Mezzanine Loan was paid off and is no longer outstanding.

(9)	As of December 31, 2022, one of our real estate debt investments, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. On June 15, 2023 we received a payment for all outstanding contractual interest owed and as of December 31, 2023, the investment is considered performing and no longer in default. As the fair value of the investment’s underlying collateral less estimated costs to sell exceeded the loan’s outstanding principal and contractual interest, the Company concluded the investment was not impaired during the periods ended December 31, 2023 and 2022. See Note 6, Real Estate Debt Investments for further information. On December 22, 2023, the Vermont NH Property Senior Loan was paid off and is no longer outstanding.

(10)	On May 3, 2022, the PHB Senior Loan was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	--	70.0%	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Real Property Controlled Subsidiaries (Wholly- owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost(1)	Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Residential	32,000	06/11/2019	$4,382,000	$150,000	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,625	06/20/2019	$1,510,000	$630,000	Initial
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed Use	6,900	07/22/2019	$3,105,000	$960,000	Initial
RSE W480 Controlled Subsidiary	Los Angeles, CA	Mixed Use	23,000	07/14/2020	$8,130,000	$5,430,000	Initial
RSE W440 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,000	09/10/2020	$3,520,000	$--	Initial
RSE W40 Controlled Subsidiary (2)	Los Angeles, CA	Mixed Use	6,000	12/15/2020	$3,800,000	$1,270,000	Initial
PB Colfax Villas Property (3)	Los Angeles, CA	Land	14,202	(3)	(3)	--	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	To defer the capital gain realized from the sale of RSE Cooper Street Controlled Subsidiary, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. See Note 7, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the W40 Controlled Subsidiary and the QOF.

(3)	In 2020, one of our real estate debt investments, the PB Colfax Villas Senior Loan, was issued notices of maturity default for failing to repay outstanding principal and contractual interest of approximately $3.7 million prior to its maturity date. The real estate debt investment is secured by the underlying property. On January 26, 2021, notice was sent that the Company will start the process of a trustee sale, in which the Company places the property for sale to the general public in an auction. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. See Note 6, Real Estate Debt Investments for further information. The underlying property was recorded at cost, which approximated the fair value of the asset (appraised value of the property less estimated selling costs), at the time of the restructuring.

During the years ended December 31, 2023 and 2022, the Company’s investments in companies that are accounted for under the equity method of accounting included the contributions to National Lending in exchange for ownership interests. See Note 10, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2023, we had deployed approximately $41.5 million in net capital for 9 investments and had approximately $44.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of December 31, 2023, we anticipate that cash on hand, proceeds from future Offerings, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of April 10, 2024 and December 31, 2023. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. The past twelve months have proven to be the single most challenging year for real estate returns since the 2008 Great Financial Crisis. At the beginning of the year, economists surveyed by Bloomberg predicted there would be a recession in 2023. Likewise, we were very much in agreement with this thinking, believing that the financial markets could not survive the fastest rate hiking cycle in modern history without eventually breaking in some form or fashion. However, upon deeper analysis we concluded that the lag between the rate hiking cycle and a potential broader market downturn may take much longer than we had initially expected, with historical data suggesting that such an event on average would be more likely to occur in the middle to end of 2024 (about 8-12 months after the Federal Reserve’s last rate increase).

While there was no broader recession in 2023, what many investors may not realize is that there was in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008. Although rising interest rates dragged down real estate returns throughout the year, we believe we have reached a turning point with inflation now easing and the Federal Reserve signaling an end to rate hikes. Looking ahead, we believe that just as rising interest rates pulled real estate values down, falling interest rates will act as a strong tailwind, likely pushing real estate values higher and in turn producing potentially positive results for investors going forward. As we shift to this next phase of the Federal Reserve lowering rates, we expect there to be significant buying opportunities that will present themselves.

Off-Balance Sheet Arrangements

As of December 31, 2023 and 2022, we had no off-balance sheet arrangements.

Recent Developments

Investments

On February 6, 2024, the Company received a partial principal repayment of one preferred equity investment in the amount of $100,000. On March 4, 2024, the Company received an additional partial principal repayment of one preferred equity investment in the amount of $59,000. On April 3, 2024, the Company received an additional partial principal repayment of one preferred equity investment in the amount of $100,000.

Note Receivable

On January 2, 2024, the Company extended a promissory note to National Lending with a principal amount of $35,000,000. The note bears a 6.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2024. As of April 10, 2024, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $35.1 million.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	47	Chief Executive Officer
Brandon T. Jenkins	38	Chief Operating Officer
Bjorn J. Hall	43	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	43	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins has a Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	165	*
Alison A. Staloch	-	*
All executive officers of our Manager as a group (4 persons)	677	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West Coast Opportunistic REIT, LLC

Item 7.	Financial Statements

Independent Auditor’s Report

Members

Fundrise West Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise West Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 10, 2024

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$44,646	$18,339
Interest receivable	39	870
Other assets, net	462	457
Real estate debt investments	4,577	43,994
Investments in equity method investees	5,758	5,455
Investments in rental real estate properties	24,145	8,003
Investments in real estate held for improvement	7,382	21,986
Total Assets	$87,009	$99,104

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$275	$102
Due to related party	192	227
Mortgage payable, net	1,860	1,858
Distributions payable	795	1,154
Redemptions payable	4,206	3,089
Rental security deposits and other liabilities	36	36
Below-market leases, net	95	112
Total Liabilities	7,459	6,578

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 12,760,255 and 12,760,255 shares issued and 7,834,703 and 9,208,553 shares outstanding as of December 31, 2023 and 2022, respectively	77,605	91,468
Retained earnings	1,945	1,058
Total Members’ Equity	79,550	92,526
Total Liabilities and Members’ Equity	$87,009	$99,104

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Interest revenue	$3,628	$6,216
Rental revenue	434	475
Dividend income	485	-
Other revenue	908	279
Total revenue	5,455	6,970

Expenses
Investment management fees – related party	768	864
General and administrative expense	470	579
Property operating and maintenance	388	357
Depreciation and amortization	193	85
Total expenses	1,819	1,885

Other income (expenses)
Equity in earnings	303	111
Interest expense	(93)	(43)
Interest expense – related party	-	(63)
Gain on sale of investments in public equity securities	242	-
Gain on sale of investments in debt securities	8	-
Credit recovery	-	487
Total other income	460	492

Net income	$4,096	$5,577

Net income per basic and diluted common share	$0.47	$0.57
Weighted average number of common shares outstanding, basic and diluted	8,726,694	9,799,666

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021	10,082,022	$100,398	$(540)	$99,858
Distributions declared on common shares	-	-	(3,979)	(3,979)
Redemptions of common shares	(873,469)	(8,930)	-	(8,930)
Net income	-	-	5,577	5,577
December 31, 2022	9,208,553	$91,468	$1,058	$92,526
Distributions declared on common shares	-	-	(3,209)	(3,209)
Redemptions of common shares	(1,373,850)	(13,863)	-	(13,863)
Net income	-	-	4,096	4,096
December 31, 2023	7,834,703	$77,605	$1,945	$79,550

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net income	$4,096	$5,577
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	193	85
Accretion of discount on debt securities	(23)	-
Amortization of below-market leases	(17)	(25)
Credit recovery	-	(487)
Amortization of debt issuance costs	2	-
Equity in earnings	(303)	(111)
Interest revenue received in kind	4,582	(3,718)
Gain on sale of investments in public equity securities	(242)	-
Gain on sale of investments in debt securities	(8)	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	831	(693)
Net (increase) decrease in other assets, net	(15)	(70)
Net increase (decrease) in accounts payable and accrued expenses	58	(69)
Net increase (decrease) in deferred interest revenue	-	(1,600)
Net increase (decrease) in due to related party	(35)	(19)
Net increase (decrease) in rental security deposits and other liabilities	-	(39)
Net cash provided by (used in) operating activities	9,119	(1,169)
INVESTING ACTIVITIES:
Investment in real estate debt investments	-	(11,411)
Return of real estate debt investments	34,835	34,945
Investment in equity method investees	-	(146)
Capital expenditures related to rental real estate properties	(7)	(20)
Improvements of real estate held for improvement	(1,599)	(1,831)
Investments in debt securities	(2,278)	-
Sale of investments in debt securities	2,309	-
Investments in public equity securities	(12,576)	-
Sale of investments in public equity securities	12,818	-
Issuance of real estate deposits	-	(8)
Release of real estate deposits	-	4,310
Net cash provided by investing activities	33,502	25,839
FINANCING ACTIVITIES:
Proceeds from note payable – related party	-	13,000
Repayment of note payable – related party	-	(13,000)
Proceeds from mortgage payable	-	1,879
Payment of debt issuance costs	-	(21)
Redemptions paid	(12,746)	(7,618)
Distributions paid	(3,568)	(4,520)
Net cash used in financing activities	(16,314)	(10,280)

Net increase in cash and cash equivalents	26,307	14,390
Cash and cash equivalents, beginning of period	18,339	3,949
Cash and cash equivalents, end of period	$44,646	$18,339

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$128	$13
Troubled debt restructuring from real estate debt investments to investments in real estate held for improvement	$-	$2,691
Reclass investments in rental real estate properties to investments in real estate held for improvement	$-	$11,824
Reclass investments in real estate held for improvement to investments in rental real estate properties	$16,319	$-
Return of security deposits	$-	$4
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid – related party note	$-	$63
Cash interest paid – mortgage payable	$90	$15

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. As of December 31, 2023 and 2022, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of November 30, 2020 to facilitate a real estate investment acquisition during 2020. See Note 7, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the real estate investment acquisition. In connection with that real estate investment acquisition, we also formed a subsidiary that is intended to qualify as an Opportunity Fund pursuant to Section 1400Z-2 of the IRS Code and any subsequently issued guidance thereunder. We have also elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the formation of the TRS in 2020, the Opportunity Fund, and QRSs.

The Company’s initial and subsequent offerings of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of September 14, 2021, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D (“Regulation D”) of the Securities Act, as determined by the Manager.

As of December 31, 2023 and 2022, after redemptions, the Company had net common shares outstanding of approximately 7,835,000 and 9,209,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2023 and 2022, the Sponsor owned 600 common shares. In addition, as of December 31, 2023 and 2022. Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2023 and 2022, the total amount of equity issued by the Company on a gross basis was approximately $127.7 million. As of December 31, 2023 and 2022 all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of either December 31, 2023 or 2022. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2023 and 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2023 and 2022.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determines any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investments in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

As of December 31, 2023 and 2022, we did not hold any investments in debt securities.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities will be carried at cost less any impairment, and will be reevaluated at each reporting period or when a readily determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

As of December 31, 2023 and 2022, we did not hold any investments in public equity securities.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of the allowance for credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of December 31, 2023 and 2022, no real estate debt investments had an associated credit loss.

As of December 31, 2021, one of our real estate debt investments, PB Colfax Villas Senior Loan, was deemed impaired and classified as non-accrual. The investment was determined to have sufficient underlying collateral. On April 28, 2022, the Company foreclosed on the underlying property, the PB Colfax Villas Property, and received title to the property in full satisfaction of the defaulted loan. See Note 6, Real Estate Debt Investments for further information.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, multifamily or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties”), or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets, net in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 15 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the years ended December 31, 2023 and 2022, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Code. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of a TRS during the year ended December 31, 2020, we may record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No additional TRSs were formed during the years ended December 31, 2023 or 2022. There was limited TRS activity for the years ended December 31, 2023 and 2022. Accordingly, for the years ended December 31, 2023 and 2022, no income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of December 31, 2023 and 2022.

Beginning with the year ended December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

During the year ended December 31, 2020, we formed a Qualified Opportunity Fund (“QOF”) and filed a certification with our initial U.S. federal income tax return for the taxable period ending December 31, 2020, certifying our status as a QOF. We intend to operate in conformity with the requirements to be classified as a QOF pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. As a QOF, we are subject to certain operational requirements. If we fail to meet these requirements, penalties may be imposed and incurred. Failure to maintain status as a QOF could cause the Company to not qualify for the tax benefits offered under the Code, such as the deferment of taxes on the gain, a step up in basis for capital gains invested into the QOF, or the ability to recognize tax-exempt capital gain on the investment in the QOF when held for more than ten years.

The QOF has made investments in our Operating Partnership, which is intended to operate as a Qualified Opportunity Zone Business. As a Qualified Opportunity Zone Business, the Operating Partnership is subject to certain operational requirements, as defined in the Code and the Treasury Regulations thereunder. If these requirements are not met, the Operating Partnership may not be a qualifying investment for the QOF pursuant to Section 1400Z-2 of the Code.

As of December 31, 2023, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method, which approximates the effective interest method, over the holding period of the investment, and is included in interest revenue.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method, which approximates the effective interest rate method, over the estimated life of the related investment. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Dividend income consists of dividends earned on investments in public equity securities and is recorded on an accrual basis.

Other revenue consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.  The Company is evaluating the standard to determine its impact on the Company’s disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Debt Securities

During the years ended December 31, 2023 and 2022, we purchased one and zero investments in debt securities, respectively, which were classified as available-for-sale. During the year ended December 31, 2023, all investments in debt securities were sold. Accordingly, no unrealized gain or loss is included in our balance sheet as a component of accumulated other comprehensive income (“AOCI”), and no realized gain or loss was reclassified out of AOCI into net income. The net realized gain was recognized as “Other income” in the Statement of Operations for the year ended December 31, 2023. No investments in debt securities are held as of December 31, 2023 or 2022.

The following table summarizes the proceeds and gross realized gains and losses from available-for-sale debt securities for the year ended December 31, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Available-for-sale debt securities	$8	$-	$2,309
Total	$8	$-	$2,309

4.	Investments in Public Equity Securities

During the years ended December 31, 2023 and 2022, we purchased approximately 862,000 and 0 shares of public equity securities, respectively. During the year ended December 31, 2023, the investments in public equity securities were sold. The net realized gain was recognized as “Other income” in the Statement of Operations for the year ended December 31, 2023. No investments in public equity securities were held as of December 31, 2023 or 2022.

The following table summarizes the proceeds and gross realized gains and losses from public equity securities for the year ended December 31, 2023 (amounts in thousands):

	Gross realized gains	Gross realized losses	Gross proceeds from sales
Available-for-sale public equity securities	$242	$-	$12,818
Total	$242	$-	$12,818

5.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$5,455	$5,198
Additional investments in equity method investees(1)	-	146
Equity in earnings of equity method investees	303	111
Ending balance	$5,758	$5,455

(1)	Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. As of December 31, 2023 and 2022, the carrying value of the Company’s equity method investment in National Lending was approximately $5.8 million and $5.5 million, respectively. See Note 10, Related Party Arrangements, for further information regarding National Lending.

As of and for the years ended December 31, 2023 and 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2023	As of December 31, 2022
Real estate assets, net	$-	$-
Other assets(1)	70,633	66,577
Total assets	$70,633	$66,577

Liabilities	$-	$-
Equity	70,633	66,577
Total liabilities and equity	$70,633	$66,577
Company’s equity investment, net	$5,758	$5,455

(1)	As of December 31, 2023 and 2022, approximately $57.3 million and $40.5 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 10, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Total revenue	$3,808	$1,418
Total expenses	44	59
Net income	$3,764	$1,359
Company’s equity in earnings of investee	$303	$111

6.	Real Estate Debt Investments

The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$43,994	$66,459
Investments(1)	-	11,551
Interest revenue received in kind	(4,582)	3,718
Principal repayments(2)	(34,835)	(37,734)
Ending balance	$4,577	$43,994

(1)	Investments as of December 31, 2022 include additional fundings for two senior debt investments during the year ended December 31, 2022.

(2)	Principal repayments for the year ended December 31, 2023 include full repayments of two mezzanine debt investments, one senior debt investment and partial repayments of one preferred equity investment. Principal repayments for the year ended December 31, 2022 include full repayment of one senior debt investment, partial repayment of one preferred equity investment, and troubled debt restructuring of one senior debt investment (PB Colfax Villas Senior Loan).

As of December 31, 2023 and 2022, there were no discount or origination costs or fees that were included in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented within “Real estate debt investments” in these consolidated financial statements.

As of December 31, 2021, one of our real estate debt investments, PB Colfax Villas Senior Loan, was in default. In 2021, the Company filed a lawsuit against the guarantors of the loan, and the Company was ultimately granted a judgment against the guarantors. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. During the years ended December 31, 2023 and 2022, in connection with the impairment and subsequent foreclosure, credit recoveries (losses) of approximately $0 and $487,000 were recognized, respectively. As of December 31, 2023, the property is held on the consolidated balance sheet as an investment in rental real estate properties.

As of December 31, 2022, one of our real estate debt investments, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. As the fair value of the investment’s underlying collateral less estimated costs to sell exceeded the loan’s outstanding principal and contractual interest, the Company concluded the investment was not impaired as of December 31, 2022. On June 15, 2023 we received a payment for all outstanding contractual interest owed. As of December 31, 2023, the outstanding principal and all accrued interest for the Vermont NH Property Senior loan was paid in full, and the investment is no longer held on the consolidated balance sheet.

The following table presents the Company’s real estate debt investments as of December 31, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$4,577	$-	$4,577

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s real estate debt investments as of December 31, 2022 (dollar amounts in thousands):

Asset Type	Number	Principal amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	1	$6,400	$-	$6,400
Mezzanine Debt	2	31,217	-	31,217
Preferred Equity	1	6,377	-	6,377
Balance as of December 31, 2022	4	$43,994	$-	$43,994

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s real estate debt investments as of December 31, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Preferred Equity	1	$-	$-	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$-	$-	$4,577	$-	$4,577

The following table presents certain information about the Company’s real estate debt investments as of December 31, 2022, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Senior Debt	1	$6,400	$-	$-	$-	$6,400
Mezzanine Debt	2	31,217	-	-	-	31,217
Preferred Equity	1	-	-	6,377	-	6,377
Balance as of December 31, 2022	4	$37,617	$-	$6,377	$-	$43,994

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

However, for purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral.

As of December 31, 2023 and 2022, zero and one investment (Vermont NH Property Senior Loan) was considered to be non-performing, respectively. The Company evaluated the Vermont NH Property Senior Loan for impairment as of December 31, 2022, and while the investment was deemed non-performing as of December 31, 2022, it was not considered impaired during the period. As of December 31, 2023, the outstanding principal and all accrued interest for the Vermont NH Property Senior loan was paid in full, and the investment is no longer held on the consolidated balance sheet.

7.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2023 and 2022, we had five and two rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2023(1)	As of December 31, 2022(2)
Land	$15,323	$6,654
Building and building improvements	9,058	1,436
Site improvements	30	10
Furniture and fixtures	9	1
Leasehold improvements	47	40
Total gross investment in rental real estate properties	$24,467	$8,141
Less: Accumulated depreciation	(322)	(138)
Total investment in rental real estate properties, net	$24,145	$8,003

(1)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2022, two real estate investments with cost bases totaling approximately $11.8 million were determined to need significant improvements or redevelopment and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets.

As of December 31, 2023 and 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $299,000 and $179,000, respectively, which included cumulative acquisition fees paid to the Sponsor of approximately $188,000 and $78,000, respectively.

For the years ended December 31, 2023 and 2022, the Company recognized approximately $184,000 and $85,000, respectively, of depreciation expense on rental real estate properties.

On December 15, 2020, the Company acquired ownership of a “wholly-owned subsidiary”, the W40 Controlled Subsidiary (the “W40 Investment”), which in turn acquired one building (the “W40 Property”) for approximately $3.8 million. The W40 Investment is managed by us. To defer the capital gain realized from the sale of our interest in a previously held investment in equity method investee, we established the W40 Investment as a QOF. Capital gains invested into a QOF within 180 days of realization are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the QOF investment is held for at least 10 years. We therefore intend to realize tax benefits on the gain from a previously held investment in equity method investee, as well as the appreciation of the W40 Investment, though appreciation of the W40 Property and the projected holding period cannot be guaranteed. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information on the QOF. Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Investment, including the W40 Property.

As of December 31, 2023 and 2022, we had two and five real estate properties held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2023(1)	As of December 31, 2022(2)
Land	$3,647	$12,317
Building and building improvements	1,577	7,133
Work in progress	2,158	2,536
Total investment in real estate held for improvement	$7,382	$21,986

(1)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2022, two real estate investments were determined to need significant improvements or redevelopment and were reclassified from “Investments in rental real estate properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets. During the year ended December 31, 2022, one senior debt investment was converted to real estate investment held for improvement through a troubled debt restructuring and foreclosure on the underlying property of the loan. See Note 6, Real Estate Debt Investments for further information.

As of December 31, 2023 and 2022, real estate held for improvement included capitalized transaction costs of approximately $70,000 and $190,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $53,000 and $163,000, respectively.

8.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods.  During the years ended December 31, 2023 and 2022, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $3.2 million and $4.0 million, respectively.  Of these amounts, approximately $4,000 in distributions were declared to related parties for each of the years ended December 31, 2023 and 2022. Of the distributions declared during the years ended December 31, 2023 and 2022, approximately $2.4 million and $2.8 million were paid or reinvested, respectively. Approximately $795,000 and $1.2 million remained payable as of December 31, 2023 and 2022, respectively.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments (inclusive of interest revenue received in kind), notes payable to related parties, and mortgage payables. The Company’s cash and cash equivalents, interest receivable and notes payable to related parties approximates their fair values due to their short-term nature (Level 1).

As of December 31, 2023 and 2022, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $4.6 million and $44.0 million, respectively, and the aggregate fair value approximated the carrying value. As of December 31, 2023 and 2022, the mortgage payables carrying value was approximately $1.9 million, and the aggregate fair value was approximately $1.8 million and $1.7 million, respectively. The aggregate fair value of our real estate debt investments, including interest revenue received in kind, and the aggregate fair value of our mortgage payables are based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rates utilized for our real estate debt investments were approximately 9.9% -12.0%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. As of December 31, 2023 and 2022, no offering expenses were incurred by the Company or paid by the Manager on behalf of the Company.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2023 and 2022, the Manager incurred approximately $4,000 and $11,000 of costs on our behalf, respectively. As of December 31, 2023 and 2022, approximately $3,000 and $4,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $768,000 and $864,000, respectively. As of December 31, 2023 and 2022, approximately $186,000 and $210,000, respectively of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022, the Manager had designated one asset as non-performing but no special servicing fees had been incurred or paid to the Manager. As of December 31, 2023, no assets were designated as non-performing.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the years ended December 31, 2023 and 2022, no disposition fees have been incurred. As of December 31, 2023 and 2022, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an Independent Representative to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2023 and 2022, fees of approximately $13,000 and $11,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2023 and 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp.

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the Sponsor incurred approximately $137,000 and $106,000, respectively, of operational costs on our behalf. As of December 31, 2023 and 2022, approximately $3,000 and $13,000 of such costs were due and payable, respectively.

For the years ended December 31, 2023 and 2022, no acquisition fees related to investments in rental real estate properties were paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending which increased the contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023 and 2022, the Company has contributed approximately $5.2 million for an 8.1% ownership in National Lending. See Note 5, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager.

During the year ended December 31, 2023, the Company did not enter into any promissory notes with National Lending. During the year ended December 31, 2022, the Company entered into three promissory notes with National Lending. The notes were issued on February 21, 2022 in the principal amount of $5.0 million, on March 30, 2022 in the principal amount of $5.0 million, and on April 25, 2022 in the principal amount of $3.0 million. The promissory notes each bore a 3.5% interest rate and had a scheduled maturity date one year from the date of issuance. The Company repaid all three of the promissory notes in full plus accrued interest on May 11, 2022. As of both December 31, 2023 and 2022, no principal or interest were payable to National Lending.

For the years ended December 31, 2023 and 2022, the Company incurred approximately $0 and $63,000, respectively, in interest expense on notes with National Lending. As of December 31, 2023 and 2022, we had no outstanding accrued interest due to National Lending.

11.	Mortgage Payable, net

The following is a summary of the mortgage note secured by one of the Company’s properties as of December 31, 2023 and 2022 (dollar amounts in thousands):

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance as of December 31, 2023	Balance as of December 31, 2022
CNP 87, LLC	$1,875	See below	07/15/2032	$1,849	$1,854

On June 27, 2022, the Company closed on a mortgage loan related to one of its rental real estate properties for a principal amount of approximately $1.9 million which matures on July 15, 2032. The mortgage loan bears interest at a fixed rate of 4.75% per annum through August 15, 2027, at which time the interest rate will bear interest at a per annum rate equal to the Wall Street Journal Prime Rate and subject to a 4.75% floor until maturity. The mortgage loan calls for interest-only payments for the first 18 months, with fixed monthly principal and interest payments due through maturity. For the years ended December 31, 2023 and 2022, we incurred approximately $91,000 and $42,000, respectively, in interest expense related to the mortgage loan. As of both December 31, 2023 and 2022, we had approximately $4,000 in mortgage interest payable.

Debt issuance costs included in “Mortgage payable, net” are being amortized over the loan term on the straight-line method, which approximates the effective interest method. For the years ended December 31, 2023 and 2022, total debt issuance costs incurred were approximately $0 and $22,000, respectively. Unamortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the years ended December 31, 2023 and 2022, amortization of debt issuance costs was approximately $2,000 and $1,000, respectively, and is included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage loan as of December 31, 2023 (dollar amounts in thousands):

Amount
2024	$26
2025	30
2026	31
2027	33
2028 and Thereafter	1,755
Total	$1,875

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 10, 2024, for potential recognition or disclosure.

Investments

On February 6, 2024, the Company received a partial principal repayment of one preferred equity investment in the amount of $100,000. On March 4, 2024, the Company received an additional partial principal repayment of one preferred equity investment in the amount of $59,000. On April 3, 2024, the Company received an additional partial principal repayment of one preferred equity investment in the amount of $100,000.

Note Receivable

On January 2, 2024, the Company extended a promissory note receivable to National Lending with a principal amount of $35.0 million. The note bears a 6.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2024 with National Lending’s repayment to the Company, including principal and accrued interest. As of April 10, 2024, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $35.1 million.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s 1-K filed on April 4, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed August 3, 2020)
6.1*	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed May 26, 2016)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 10, 2024.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 10, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 10, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)